Exhibit 12.1 Statements Re: Computation of Ratios

PEPCO HOLDINGS, INC.

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
	(millions of dollars)
Net income from continuing operations (a)	$263	$140	$221	$187	$254

Income tax expense	149	11	104	90	141

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	265	315	348	311	315
Other interest	22	22	23	24	25
Preferred dividend requirements of subsidiaries	—	—	—	—	—

Total fixed charges	287	337	371	335	340

Nonutility capitalized interest	—	—	—	(1)	—

Income from continuing operations before income tax expense, fixed charges and capitalized interest	$699	$488	$696	$611	$735

Total fixed charges, shown above	287	337	371	335	340
Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	—	—	—	—	—

Fixed charges for ratio computation	$287	$337	$371	$335	$340

Ratio of earnings to fixed charges and preferred dividends	2.44	1.45	1.88	1.82	2.16

(a)	Excludes income/losses on equity investments.